ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
202.857.6000 main 202.857.6395 fax
afslaw.com Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

January 16, 2023

Office of Industrial Applications and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St NE
Washington, DC 20549

Attention:	Jane Park
Katherine Bagley

Re:	NorthView Acquisition Corporation Amendment No. 5 to Registration Statement on Form S-4 Filed October 30, 2023 File No. 333-269417

To Whom It May Concern:

The undersigned serves as counsel to NorthView Acquisition Corporation (“NorthView” or the “Company”). Contemporaneous with the submission of this correspondence, NorthView filed its Amendment No. 6 (the “Amendment”) to its Registration Statement on Form S-4 (File No. 333-269417). Pursuant to the comments by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), set forth in its letter dated November 13, 2023 (the “Comment Letter”), and addressed to Jack Stover, Chief Executive Officer of NorthView, the Amendment responds to the Staff’s comments included in the Comment Letter. For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and NorthView’s response follows each comment.

Amendment No. 5 to Registration Statement on Form S-4 filed October 30, 2023

Impact of the Business Combination and Convertible Securities on New Profusa’s Public Float, page 7

1.
We note your disclosure on page 151 relating to the updated PIPE transaction. Please disclose whether the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement and the per share consideration as of a recently practicable date that includes the 133,333 Inducement Shares to be transferred to the PIPE investors. Please also highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.

Response:  We acknowledge the Staff’s comment and have amended the disclosure on pages xviii and 7 accordingly.

The Background of the Business Combination, page 106

2.
We note your deletion on page 122 of disclosure relating to H.C. Wainwright’s role as Profusa’s financial advisor in connection with the merger, HCW’s preparation of Profusa’s initial financial projections, and the fees that HCW will receive for its services. Please restore this disclosure or advise why this disclosure is no longer applicable to your company.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that the previous disclosure stating that HCW prepared Profusa’s financial projections was inaccurate, and that the financial projections were prepared solely by Profusa’s management.  We have amended the disclosure on page 109 accordingly.

Revenue Assumptions, page 124

3.
We note your revised disclosure on pages 124 and 125 relating to the annual growth rates of revenue for the Lumee Oxygen and Lumee Glucose products, specifically the significant changes for the expected growth rate of revenue for 2025 from 247% to 291% for Lumee Oxygen and from 719% to 5,873% for Lumee Glucose. Please explain the reasons underlying such changes in the projected revenue growth rate for 2025.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the expected growth rates were updated due to a mathematical error in a previous S-4/A submission, which was corrected in Amendment No. 5 to the Registration Statement.

The Company further advises the Staff that the annual growth rate was added to the projected revenue table on page 131 to provide a reference to the corrected annual growth rate calculation.

Basis of Revenue Assumptions, page 125

4.
We note your disclosure that “[d]evelopment of the revenue estimates for Lumee Oxygen and Lumee Glucose relied on calculations of the total addressable market available to potential penetration by both products.” Please revise your disclosure here to include the estimates of total addressable market for both Lumee Oxygen and Lumee Glucose, potential penetration rates, and how these estimates were used to develop the revenue estimates for both Lumee Oxygen and Lumee Glucose for the periods presented in the projections. Include any relevant assumptions underlying your total addressable market estimates and potential penetration calculations.

Response: We acknowledge the Staff’s comment and have amended the disclosure on page 127 accordingly.

Management assessment that growth rates are reasonable, page 126

5.
We note your disclosure on page 126 that the Lumee Glucose revenue numbers were cross-referenced and viability-checked with the patient launch numbers for Abbott’s Freestyle Libre CGM system. You also disclose that Abbott was used as a reference point since it is a recent entrant to the market and its numbers are indicated in Wall Street sell- side analyst coverage. Please revise to disclose Abbott’s patient launch numbers, discuss whether any other competitors meeting this criteria were excluded from the analysis, and explain how Profusa used Abbott as a reference to determine the projected revenue numbers for Lumee Glucose.

Response: We acknowledge the Staff’s comment and have amended the disclosure on page 134 accordingly.

Description of the Transactions, page 150

6.
We note your disclosure on page 115 that pursuant to a non-binding term sheet, NorthView, Profusa and Arena are expected to enter into an agreement that would allow Arena to purchase up to $150 million of New Profusa common stock and a $3,500,000 commitment fee payable to Arena by New Profusa within 30 calendar days of the closing in cash, stock, or a combination of both. Please revise your disclosure throughout the prospectus to address the following issues:

•
Please revise your filing where appropriate to disclose the number of shares of New Profusa stock issuable to Arena under the agreement, if estimable, as of a recently practicable date, including shares issuable to pay the commitment fee. Make conforming changes throughout your filing, including to your risk factor disclosure, to describe the potential dilution to shareholders from the issuance of these shares.

Response: We acknowledge the Staff’s comment and have amended the disclosure on pages xiii, xiv, xv, xvi, xvii, 8, 20, 21, 97, 107, and 159 accordingly.

•
You also disclose that Arena and Profusa entered into the non-binding term sheet after a series of discussions regarding the terms of a potential financing arrangement. Please revise your disclosure on page 115 and elsewhere in the prospectus to clearly discuss the evolution of the proposed financing arrangement, including the reasons for such terms, each party’s position on such issues, the proposals and counter- proposals made during the course of negotiations, and how you reached agreement on the final terms and conditions.

Response: We acknowledge the Staff’s comment and have amended the disclosure on pages 119 to 121 accordingly.

•	Please clarify when the parties entered into the non-binding term sheet and expand your disclosure to discuss the key terms and conditions proposed in the term sheet and definitive agreement.

Response: We acknowledge the Staff’s comment and have amended the disclosure on page xvii accordingly.

•
To the extent that you enter into a binding term sheet or other agreement for the financing arrangement with Arena, please disclose the potential impact of those securities on non-redeeming shareholders, including in your sensitivity analysis.

Response: We acknowledge the Staff’s comment and have amended the disclosure on page xvii accordingly.

•
We also refer to your disclosure that New Profusa is expected to enter into a $2 million loan agreement with Arena that is expected to mature six months after the closing of the business combination. Please clarify whether NorthView and Profusa have entered into any agreement with Arena with respect to the loan agreement.

Response: We acknowledge the Staff’s comment and have included non-binding term sheets summarizing the current terms of the Arena financing arrangements as Exhibits 10.9 and 10.12 to the Registration Statement. The Company further represents to the Staff that it has not entered into a definitive agreement with Arena at this time.

Please file the term sheet and any other agreements entered into with Arena as exhibits to the prospectus or explain why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have included the term sheets with Arena as Exhibits 10.9 and 10.12 to the Registration Statement. The Company further represents to the Staff that it has not entered into a definitive agreement with Arena at this time.

Unaudited Pro Forma Condensed Combined Financial Information, page 150

7.	We note that it is necessary for the APAC Joint Venture transaction to close in order for Profusa’s conditional waiver of the Minimum Cash Amount to be effective. Please address the following:

•
You will transfer 60% of the APAC Joint Venture share capital to Tasly. Please help us understand the impact of this transfer and how it is reflected on your pro forma financial information. Ensure you clarify what assets and liabilities will be included as part of this entity and therefore would be included as part of the transfer. Explain whether or not you have historically incurred any expenses that would be reflected in this entity on an ongoing basis;

•	Disclose how you will account for your remaining 40% investment in this entity and how the investment is reflected in your pro forma financial information;

•	Disclose the specified time period for the exclusive license that will be granted to the Joint Venture;

•	Explain your basis for reflecting the $6 million amount to be received from Tasly as deferred revenue; and

•	Address the need to revise your diagrams on page 8 to reflect the Joint Venture within the ownership structure of New Profusa immediately after the Business Combination.

Response: The Company advises the Staff that Profusa is in the process of setting up a wholly owned subsidiary in Singapore (the “JV”) using a nominal amount of equity for the purpose of the development and commercialization of Licensed Products (as defined in the Registration Statement) in the Asia Pacific territory.  This license is for intellectual property while the Company awaits FDA approval for its technology. The Profusa will then contribute its License(s) to the JV and transfer 60% of the JV interest to Tasly (as defined in the Registration Statement) for $6 million of consideration ($1.6 million of which has been previously borrowed and advanced from Tasly). The pro forma information presented in the Registration Statement is preliminary as the JV transaction with Tasly has not yet closed and is expected to close shortly prior to the closing of the Business Combination. Although the accounting treatment has not yet been determined, the Company and Profusa expect this JV to be treated as an equity method investment. The Company does not expect there to be any liabilities transferred to the JV entity. However, the Profusa will be contributing an irrevocable, exclusive, perpetual, sub-licensable and assignable license in Asia Pacific to use, implement, develop and improve the Licensed Products to the new JV entity. The contributed License is expected to have a fair value of $10 million, and the Company will retain a 40% interest in the JV, while transferring 60% of the share capital to Tasly for the consideration described above.  All accounting conclusions will be finalized after the closing of the transaction and the finalization of the JV valuation.  The transaction will require a valuation report to be completed by a third party.  For purposes of the preliminary pro forma information presented in the Registration Statement, the Company has accounted for the JV transaction as if it paid $4 million in non-cash consideration (representing the fair value of its retained 40% of the Licensed Products contributed to the JV) as its investment and equity interest in the JV. In addition, the Company presented, on a pro forma basis, the sale of 60% of the JV and recognized a gain (representing the difference between the $6 million consideration received and the $0 net book value of the Licensed Products prior to the sale). Profusa has not historically incurred any expenses that should be reflected in this entity on an ongoing basis.

As discussed in the paragraph above, the Company expects that the combined company will account for the remaining 40% investment in this entity as an equity method investment in the APAC Joint Venture.  This has been updated in our pro forma financial information to show the ongoing investment under tick mark (T).

The specified term of the exclusive license to be granted to the JV has not yet been defined. The Company currently assumes the term will extend through the life of the JV, or as long as Tasly maintains their controlling interest.

The Company respectfully advises the Staff that the $6 million amount to be received from Tasly was originally expected to be deferred revenue by Profusa management due to the terms of the agreement that indicate the Company will have future consideration from the license sales to third parties.  However, upon further review and analysis of the draft JV agreement, this has been adjusted in the Company’s most recent pro forma presentation to clarify that the amount represents consideration for the sale of a 60% interest in the JV as described herein.

The APAC Joint Venture will result in a 40% equity method investment interest, as such we have updated the diagram on page 9 to reflect the Company’s interest in the JV within the equity ownership structure of New Profusa immediately after the Business Combination.

8.
We note that Profusa will convert a $1.5 million bridge loan into 375,000 shares of New Profusa Common Stock, and NorthView and Profusa will cause an aggregate of 300,000 Inducement Shares to be transferred to the bridge loan note holders, for a total of 675,000 shares. Please clarify in your disclosures how these transactions are reflected in your pro forma financial information.

Response: The Company acknowledges the Staff’s comment and has added the subsequent conversion of the loan into common stock equity shares in tick mark (U). This pro forma adjustment now shows both the cash receipt and issuance of convertible debt, through to the settlement of the convertible debt and issuance of common stock APIC for these shares.

9.
We note multiple debt-related transactions reflected on the pro forma balance sheet that do not appear to be reflected in your consideration of adjustment (cc) to interest expense. For example, the issuance of the Convertible Bridge Loan in adjustment (u) and the issuance of the Arena Senior Secured Note in adjustment (v). Please advise or revise your pro forma financial information, as necessary.

Response: The Company respectfully submits to the Staff that neither of these notes will result in interest expense that is expected to have a continuing impact. The Convertible Bridge Loan in adjustment (U) converts on the date of the transaction and will therefore not have any impact on the combined company’s statement of operations after the merger transaction.  As the agreement has not yet signed, there is also no historical accrued interest to date.

Pursuant to SEC Staff Financial Reporting Manual – Topic 3 - Pro Forma Financial Information, Regulation S-X Article 11, Section 3230.4 “Adjustments shall give effect to events that are: directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact.”

The Company further advises the Staff that the Arena Note has similar criteria to the Convertible Working Capital Loan, which will convert into shares of the combined company, as evidenced in the Company’s pro forma balance sheet adjustment (X) and will not have a continuing impact beyond 12-months, consistent with the Staff’s guidance (SEC Staff FRM Topic 3 – Section 3230.4).

Proposal 8 - The NTA Requirement Amendment Proposal Reliance on Rule 3a51-1(a)(2), page 185

10.
We note that your proposed amendment to the Memorandum and Articles of Association eliminates the limitation that you may not redeem public shares to the extent such redemption would result in you having net tangible assets of less than $5,000,001. We further note your disclosure that you intend to rely on the exclusion from the penny stock rules set forth in Rule 3a51-1(a)(2) of the Exchange Act as a result of your securities being listed on Nasdaq. However, if the amount in the trust falls below $5,000,001 as a result of redemptions, you would likely no longer meet the Nasdaq listing standards. At that point it is possible you would become a penny stock. Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq and discuss the consideration given to this possibility in your determination that this provision is no longer needed to avoid the definition of penny stock. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to you and investors if your securities were to fall within the definition of penny stock.

Response: We acknowledge the Staff’s comment and have amended the disclosure on pages 73 and 194 accordingly.

Liquidity and Capital Resources, page 240

11.
We note your disclosure on page 241 that you entered into a Senior Secured Convertible Promissory Note Financing Summary of Terms and Conditions for the issuance of up to $3 million of senior secured convertible promissory notes of Profusa. You also disclose on page 151 that immediately prior to closing, Profusa will convert a $1.5 million bridge loan into 375,000 shares of New Profusa common stock and transfer 300,000 Inducement Shares, or a total of 675,000 shares, to bridge loan note holders. Please expand your disclosure of the convertible bridge loan to include a summary of the material terms of this bridge loan, including when you entered into such bridge loan term sheet, whether any other agreements were entered into with respect to the bridge loan, and any restrictive covenants applicable to you. Please also file the convertible bridge loan term sheet as an exhibit, or in the alternative, please tell us why you believe you are not required to file the loan term sheet. Refer to Item 601(b)(10) of Regulation S-K.

Response: We acknowledge the Staff’s comment and inform the Staff that subsequent to the filing of the prior amendment to the Registration Statement, on November 29, 2023, Profusa entered into a Senior Convertible Promissory Note Purchase Agreement (the “Note Purchase Agreement”) providing for the issuance of up to $3 million of senior secured convertible promissory notes of Profusa.  The Note Purchase Agreement supersedes the Senior Secured Convertible Promissory Note Financing Summary of Terms and Conditions referenced in the prior amendment to the Registration Statement and a copy of the Note Purchase Agreement and a copy of the related form of senior secured promissory note have been filed as exhibits to the Amendment. We further advise the Staff that while the Note Purchase Agreement provides for the issuance of up to $3 million of senior secured promissory notes of Profusa, the total principal amount of notes issued under the Note Purchase Agreement to date is $1.2 million, and we have amended the disclosure on pages 249 to 251 accordingly to clarify this as well as to provide a summary of the material terms of the Note Purchase Agreement and the related notes.

Certain Relationships and Related Person Transactions, page 250

12.
We note your disclosure on page 250 relating to the amendment to the Binding Term Sheet for the APAC Joint Venture. Please revise to disclose when the amendment was entered into and expand your disclosure of the material terms of the binding term sheet. By way of example only, please disclose the term of the exclusive license and the royalty term, the termination provision, and clarify that the issuance of ordinary shares of the JV of an aggregate value of $10 million is an up-front, lump-sum consideration of the license.

Response: We acknowledge the Staff’s comment and have amended the disclosure on pages 258 and 259 accordingly.

13.
We note your disclosure on page 251 that Profusa entered into the June 2023 Convertible Loan with Tasly under which Profusa may borrow up to $1.6 million, and of which $1 million was borrowed on June 26, 2023, and that the loan matured on September 30, 2023, subject to the parties’ decision to extend. You also disclose on page 4 and elsewhere in the prospectus that Tasly will purchase 60% of the share capital of the APAC Joint Venture from Profusa for $6 million, of which $1.6 million has been received through the date of this proxy statement/prospectus. Please revise to clarify the aggregate amount borrowed under this loan agreement to date, describe any applicable restrictive covenants and the status of the loan since its maturation date on September 30, 2023. Please also file the loan agreement as an exhibit to the prospectus or provide your analysis as to why it would not be required under Item 601(b)(10) of Regulation S-K.

Response: The Company advises the Staff that the aggregate amount borrowed under the loan to date is $1.6 million. The parties to the loan agreement verbally agreed to extend the agreement until March 31, 2024.

Management and Board of Directors, page 264

14.
We note your disclosure that “[t]he following table sets forth the persons NorthView and Profusa anticipate will become the directors and executive officers of New Profusa,” but it appears that you have removed this table. Please revise or advise.

Response: We acknowledge the Staff’s comment and have amended the disclosure on page 273 accordingly.

* * * * *

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment. We expect to file a Rule 461 request as soon as the Staff confirms that it has no further comments.

Respectfully submitted,

Ralph V. De Martino

RVD/mc
cc: Jack Stover